UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

COMMISSION FILE NO. 1-12597

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

B.           Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   CULP, INC.
   1823 EASTCHESTER DRIVE
   HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit sharing contributions during the past five years.  The number of participants in the Plan at December 31, 2012 was 598. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits

(a)  Financial Statements.  A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

(b)  Exhibits

Exhibit 23(a) – Consent of Independent Registered Public
                                             Accounting Firm

Exhibit 23(b) – Consent of Independent Registered Public
                                             Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By:  Culp, Inc., Plan Administrator

By:  The Culp, Inc. Retirement Committee

Date:  June 27, 2013

/s/ Franklin N. Saxon
  Franklin N. Saxon

/s/ Kenneth R. Bowling
   Kenneth R. Bowling

/s/ Teresa A. Huffman
   Teresa A. Huffman

Culp, Inc. Employees’ Retirement Builder Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the "Plan") as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Smith Leonard PLLC
High Point, NC
June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan as of December 31, 2011 and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan as of December 31, 2011 and the changes in its net assets available for benefits for the years ended December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP
High Point, NC
June 22, 2012

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

ASSETS	2012	2011

Investments, at fair value (Notes C and D)
Registered investment companies	$19,079,970	$15,289,615
Common and collective trust fund	6,997,316	7,430,702
Culp, Inc. common stock	2,844,091	2,170,725
Money market fund	192,906	104,335
	29,114,283	24,995,377

Receivables
Employer contributions	30,603	28,276
Participant contributions	52,760	48,706
	83,363	76,982

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	29,197,646	25,072,359

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(158,398)	12,134

NET ASSETS AVAILABLE
FOR BENEFITS	$29,039,248	$25,084,493

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010

CHANGES IN NET ASSETS ATTRIBUTED TO:

Investment income (loss)
Net appreciation (depreciation) in fair value
of investments (Note C)	$3,695,629	$(676,032)	$2,146,168

Contributions
Employer	601,558	546,285	523,517
Participant	1,087,469	996,749	944,035
Direct rollovers	16,624	3,619	-

Total contributions	1,705,651	1,546,653	1,467,552

Benefits paid to participants	1,446,525	872,499	582,818

NET INCREASE (DECREASE)	3,954,755	(1,878)	3,030,902

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	25,084,493	25,086,371	22,055,469

End of year	$29,039,248	$25,084,493	$25,086,371

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age.  Employees who elect to participate in the Plan may do so in the next available payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various registered investment company funds, one common and collective trust fund, a money market fund, and Culp, Inc. common stock as investment options for participants.  The Company makes matching contributions equal to 100% of the participant’s contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the Plan which qualifies under safe harbor provisions.  An employee who is eligible to participate in the Plan, but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 2%, which is in turn contributed into the Plan. Contributions are subject to certain limitations.

Additional profit sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2012, 2011 or 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit sharing contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

Participant Loans

Participant loans are not permitted by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits presents the fair value of the investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"), which amends Accounting Standards Codification 820 ("ASC 820"). ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for reporting periods beginning after December 15, 2011 and was adopted by the Plan effective January 1, 2012. The adoption did not have a material effect on the statements of net assets available  for benefits or disclosures in the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated the effects subsequent events would have on the financial statements through June 27, 2013, which is the date the financial statements were available to be issued.  No issues were noted which would impact the financial statements.

NOTE C - INVESTMENTS

The following table presents investments that represent more than 5% of the Plan’s net assets at December 31.

	2012	2011
Common and collective trust fund:
Fixed Fund (1)	$6,838,918	$7,442,836
Culp, Inc. common stock (1)	2,844,091	2,170,725
Registered investment companies:
MFS Value Fund (1)	3,089,501	2,901,153
MFS Total Return Fund (1)	2,648,974	2,447,557
MFS Moderate Allocation Fund (1)	2,220,877	1,378,480
PIMCO Total Return Fund	1,997,026	**
Franklin Dynatech Fund	1,795,536	1,532,791

(1)   Indicates party-in-interest
        ** Amount represents less than 5% of the Plan’s net assets.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

The Plan’s investments (including interest and dividends and gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011	2010
Common and collective trust fund	$23,098	$9,629	$214,846
Registered investment companies	2,223,813	(223,395)	1,555,658
Culp, Inc. common stock	1,448,718	(462,266)	375,664

	$3,695,629	$(676,032)	$2,146,168

NOTE D - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered Investment Companies

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common and Collective Trust Fund

This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit.  Distribution to this investment is declared from the net investment income and automatically reinvested when paid.  It is the policy of this investment to use its best efforts to maintain a stable net asset value of $1 per unit, however, there is no guarantee that this investment will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawal and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, or transfers to noncompeting investments within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor.  The following employer-initiated events may limit the ability of this investment to transact at contract value:

●	A failure of the Plan, or its trust to qualify for exemption from federal income taxes, or any required prohibited transaction exemption under ERISA.

●	Any communication given to Plan participants designed to influence a participant not to invest in or transfer assets out of this investment.

●	Any transfer of assets from this investment directly into a competing investment option.

●	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

●	Complete or partial termination of the Plan or its merger with another plan.

Circumstances that Impact the Fund

This investment contains assets that are typically invested in fixed income securities and enters into “wrapper” contracts issued by third parties.  A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to this investment in certain circumstances.  Wrapper contracts are designed to allow a stable portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.  In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

The wrapper contracts generally contain provisions that limit the ability of this investment to transact at contract value upon the occurrence of certain events.  These events include:

●	Any substantive modification to this investment, or the administration of this investment, that is not consented to by the wrapper issuer.

●	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on this investment’s cash flow.

●	Employer-initiated transactions by participant plans described above.

In the event that the wrapper contract fails to perform as intended, this investment’s NAV may decline if the market value of its assets decline.  This investment’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

This investment is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets.  This could result from the investment’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market.  There are a limited number of wrapper issuers.  This investment may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the active market on which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 189,479 and 254,780 shares of the Company’s common stock at December 31, 2012, and 2011, respectively.  The cost basis of these shares of the Company’s common stock was $1,170,200 and $1,562,853 at December 31, 2012 and 2011, respectively.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

The following table presents information about assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2012 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth Funds	4,871,151	-	-	4,871,151
Large Cap Funds	3,089,501	-	-	3,089,501
Balanced Funds	2,648,974	-	-	2,648,974
Moderate/Conservative Allocation	2,774,333	-	-	2,774,333
Bond Funds	2,835,383	-	-	2,835,383
International Funds	1,111,349	-	-	1,111,349
Mid Cap Funds	829,834	-	-	829,834
Real Estate Funds	919,445	-	-	919,445
Common and collective trust fund	-	6,997,316	-	6,997,316
Culp, Inc. common stock	2,844,091	-	-	2,844,091
Money market fund	-	192,906	-	192,906

Total	21,924,061	7,190,222	-	29,114,283

Fair Value Measurements at December 31, 2011 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Registered investment companies
Growth Funds	3,774,229	-	-	3,774,229
Large Cap Funds	2,901,153	-	-	2,901,153
Balanced Funds	2,447,577	-	-	2,447,577
Moderate/Conservative Allocation	1,768,536	-	-	1,768,536
Bond Funds	1,586,816	-	-	1,586,816
International Funds	1,132,299	-	-	1,132,299
Mid Cap Funds	884,110	-	-	884,110
Real Estate Funds	794,895	-	-	794,895
Common and collective trust fund	-	7,430,702	-	7,430,702
Culp, Inc. common stock	2,170,725	-	-	2,170,725
Money market fund	-	104,335	-	104,335

Total	17,460,340	7,535,037	-	24,995,377

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012, 2011 and 2010

NOTE E - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a common and collective trust fund and registered investment companies managed by MFS Investment Management. MFS Investment Management is a trustee as defined by the Plan and, accordingly, transactions in these investments qualify as party-in-interest.  Plan investments also include shares of the Company’s common stock.  Transactions in the Company’s common stock also qualify as party-in-interest.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 2008 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2012

(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	Value

*	Fixed Fund	6,838,918 units	-	$6,838,918

*	MFS Value Fund	121,874 units	-	3,089,501

*	MFS Total Return Fund	174,160 units	-	2,648,974

*	MFS Moderate Allocation Fund	152,953 units	-	2,220,877

	PIMCO Total Return Fund	177,671 units	-	1,997,026

	Franklin Dynatech Fund	54,034 units	-	1,795,536

*	MFS Growth Allocation Fund	80,816 units	-	1,221,944

*	MFS International Diversification Fund	78,264 units	-	1,111,349

	Lord Abbett Developing Growth Fund	49,374 units	-	974,154

	DWS RREEF Real Estate Securities Fund	43,309 units	-	919,445

*	MFS Bond Fund	58,667 units	-	838,357

	Ridgeworth Mid-Cap Value Equity Fund	71,169 units	-	829,834

*	MFS Conservative Allocation Fund	40,755 units	-	553,456

*	MFS Core Equity Fund	27,184 units	-	549,379

*	MFS Aggressive Growth Allocation Fund	21,341 units	-	330,138

*	MFS Money Market Fund	192,906 units	-	192,906

*	Culp, Inc. Common Stock	189,479 shares	-	2,844,091

				$28,955,885

*	Indicates party-in-interest.
**	Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit

23A	Consent of Independent Registered Public Accounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).

23B	Consent of Independent Registered Public Accounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).